NEW ARTIST!

Alice Neel

David McKee and his First Wife Jane



We got our hands on a work by Alice Neel, one of the most renowned portrait artists of the 20th century.

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Record Setting Style

Demand can always change, but double portraits are highly sought after and have sold for as high as $2.59M at auction (2023). From 1993 to 2023, double portraits have been the main drivers of spiking prices for works similar to ours.[1]



Sold for $1.65M
Sold for $1.59M
$2.5M
$2.0M
$1.5M
$1.0M
$500K
0
$101575
$27500
$782100
$730291
05/93
05/03
12/03
05/08
11/08
11/08
11/09
05/10
05/10
11/10
11/10
11/11
09/15
11/15
11/19
06/20
05/21
03/23
05/23
11/23

Growing Market

Neel's retrospective at the Met (2021) led to a steady increase in her secondary market, with nine of her top ten auction records set since.


THE MET
Alice Neel
People Come First
NEW YORK

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Mega Gallery Co-Sign

Neel is represented by David Zwirner gallery, who also represents Joan Mitchell, Yayoi Kusama, and Gerhard Richter.


David Zwirner
Alice Neel

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“The value of the [Alice Neel] works have skyrocketed.”

FREAKONOMICS RADIO

2021



MASTERWORKS

See the offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exits featured artworks by George Condo and auction results are not included in set of similar sales to Masterworks 325 which comprise paintings by George Condo with the following criteria: all Psychological Cubist Drawing Painting portraits on canvas from 2008 to present, 30 inches by 30 inches and 90 inches by 90 inches in size, excluding portraits with predominantly monochromatic palettes and portraits with more than three discernible figures.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

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